FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2008
QUEBECOR MEDIA INC.

(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F   ☑      Form 40-F   ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes   ☐      No   ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-________________.]

SIGNATURE

QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.	Press release dated May 6, 2008;

2.	Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the period ended March 31, 2008; and

3.	Supplementary Disclosure of Quebecor Media Inc. for the Quarter / 3-Month Period ended March 31, 2008.

May 6, 2008
For immediate release
Quebecor Inc. Announces Strong Q1 2008 Results for
Quebecor Media Inc., a 54.7% owned Subsidiary
Highlights since end of 2007
•	Quebecor Media Inc. Q1 2008 revenues up $126.0 million (16.8%), year over year, to $877.1 million.

•	Operating income up $64.2 million (34.1%) to $252.4 million.

•	Net income up $17.6 million (42.7%) to $58.8 million.

•	Cable segment: operating income up $46.9 million (31.5%); quarter-over-quarter net customer growth of 55,200 for cable telephone service, 32,100 for cable Internet access, 14,100 for all cable television services combined (including 34,600 customer increase for illico Digital TV), and 4,200 activated phones for wireless telephone service.

•	Videotron Ltd. issues US$455.0 million aggregate principal amount of Senior Notes.

•	Quebecor Media qualifies as new market entrant in spectrum auction for Advanced Wireless Services (3G).

•	Quebecor Media acquires Nurun Inc. Common Shares it did not already hold at $4.75 per share, for a total cash consideration of $75.0 million.
Montréal, Québec — Quebecor Media Inc. recorded revenues of $877.1 million in the first quarter of 2008, a $126.0 million (16.8%) increase. Revenue growth was strongest in the following segments: Cable (up $71.8 million or 20.0%), reflecting continued customer growth for all services; Newspapers ($47.1 million or 21.4%), due to the impact of the acquisition of Osprey Media Income Fund (“Osprey Media”) in August 2007; and Broadcasting ($13.2 million or 14.1%). Quebecor Media’s operating income was up $64.2 million (34.1%) to $252.4 million. Operating income increased in the Cable segment ($46.9 million or 31.5%), due primarily to customer growth, the Newspapers segment ($11.3 million or 32.8%), because of the acquisition of Osprey Media, and the Broadcasting segment ($8.7 million).
“Quebecor Media’s results showed robust growth in the first quarter of 2008, with a 42.7% year-over-year increase in net income to $58.8 million,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Inc. “Once again, the excellent results were driven by sustained growth in the Cable segment, which continued to register healthy customer increases in all its lines of business. The Newspapers segment was boosted by the favourable impact of the acquisition of Osprey Media, which closed in August 2007. The Broadcasting segment also improved its revenues and operating income. Meanwhile, Quebecor Media qualified as a new market entrant for the spectrum auction for Advanced Wireless Services (3G), which begins on May 27, 2008. In the auction, Quebecor Media intends to focus on the geographies it believes present attractive prospects for its service offerings. This new communication platform promises to be a growth driver for our Company.”
Quebecor Media’s net income was up $17.6 million (42.7%) to $58.8 million, mainly because of the $64.2 million increase in operating income, which was partially offset by an $8.2 million increase in the amortization charge and a $20.0 million increase in financial expenses due primarily to higher debt levels and adjustments related to financial instruments.
Quebecor Media Inc.
First quarter revenues and operating income — 2004 to 2008
(in millions of Canadian dollars)

	2008	2007	2006	2005	2004

Revenues	$877.1	$751.1	$698.7	$624.7	$561.8
Operating income	252.4	188.2	159.6	151.0	131.3

Decision by Quebecor World to place itself under the protection of the Companies’ Creditors Arrangement Act
On January 21, 2008, Quebecor World was granted protection under the Companies’ Creditors Arrangement Act in Canada and Chapter 11 of the United States Bankruptcy Code.
These procedures will have no material impact on the operations of Quebecor Media.
Conference call for investors and webcast
Quebecor Inc. will hold a conference call to discuss Quebecor Media’s first quarter 2008 results on May 6, 2008, at 5 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code 81277#. A tape recording of the call will be available from May 7 through June 7, 2008, by dialling 1 877 293-8133, access code 618953#. The conference call will also be broadcast live on the Quebecor website at www.quebecor.com/InvestorCenter/QIConferenceCall.aspx. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.
Forward-looking statements
The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions which could cause Quebecor Inc.’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor Inc.’s products and pricing actions by competitors), insurance risk, risks associated with capital investment (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with labour agreements, risks associated with commodities and energy prices (including fluctuations in the cost and availability of raw materials), credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks related to government acts and regulations, risks related to tax changes and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor Inc.’s actual results to differ from current expectations, please refer to Quebecor Inc.’s public filings available at www.sedar.com and www.quebecor.com including, in particular, the “Risks and Uncertainties” section in Quebecor Inc.’s Management Discussion and Analysis for the year ended December 31, 2006.
The forward-looking statements in this press release reflect Quebecor Inc.’s forecasts as of May 6, 2008, and are subject to change after that date. Quebecor Inc. expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.
Quebecor Inc.
Quebecor Inc. (TSX: QBR.A, QBR.B) is a holding company with interests in two companies, Quebecor Media Inc. and Quebecor World Inc. Quebecor holds a 54.7% interest in Quebecor Media, which owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in Canada; Quebecor MediaPages, publisher of print and online directories; TVA Group Inc., operator of the largest French-language over the-air television network in Québec, a number of specialty channels, and the English-language over-the air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States, Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products, and Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain. Quebecor World is a commercial print media services company with operations in North America, Europe, Latin America and Asia.

Information:

Louis Morin	Luc Lavoie
Vice President and Chief Financial Officer	Executive Vice President, Corporate Affairs
514 380-1912	514 380-1974
514 947-6672 (mobile)
lavoie.luc@quebecor.com

SEGMENTED ANALYSIS
Cable segment
Revenues up $71.8 million (20.0%) to $430.6 million.
•	Combined revenues from all cable television services up $17.4 million (9.8%) to $195.1 million due to the impact of customer base growth, increases in some rates, the favourable impact of the growth in the illico Digital TV customer base on revenues from illico on Demand, pay TV and pay-per-view, and subscriber growth for the HD package.
•	Revenues from the illico Digital TV service, excluding related services, up $20.4 million (26.0%) to $98.8 million. The performance of illico Digital TV more than compensates for decreased revenues from analog cable television services.
•	Revenues of Internet access services increase $20.8 million (21.0%) to $120.0 million. The improvement is mainly due to customer growth, as well as heavier consumption by existing customers and reduced discounts.
•	Revenues of cable telephone service increase $25.0 million (62.8%) to $64.9 million, essentially because of customer growth.

•	Revenues of wireless telephone service increase $4.6 million to $6.9 million.

•	Revenues of Le SuperClub Vidéotron ltée increase $0.9 million (7.0%) to $13.8 million, primarily because of higher retail sales and rental revenues, partially offset by the impact of the sale of the StarStruck Entertainment chain and some store closings.
Operating income up $46.9 million (31.5%) to $195.9 million in the first quarter of 2008.
•	Increase due primarily to:
•	customer growth for all services;

•	increases in some rates;

•	$6.0 million favourable variance in expenses related to Quebecor Media’s stock option plan, which are charged to its operating segments as a direct charge, to reflect participation by segment managers in the plan and management fees;

•	$2.5 million favourable variance related to non-recognition in first quarter 2008 of current Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee accruals following the notice issued on October 1, 2007.
Customer statistics for Cable segment — net customer growth in first quarter 2008:
•	Cable telephone service: +55,200 (+50,900 in 2007);

•	Cable Internet access: +32,100 (+35,900 in 2007);

•	All cable television services combined (i.e., net increase for analog service and illico Digital TV): +14,100 (+10,300 in 2007), including 34,600 more customers for illico Digital TV (+29,300 in 2007);

•	Wireless telephone service: +4,200 activated phones (+8,500 in 2007).

Cable segment end-of-quarter customer numbers since end of 2006
(in thousands of customers)

	March 08	Dec.07	Sept. 07	June 07	March 07	Dec. 06

Cable television
Analog	849.4	869.9	896.0	905.4	929.8	948.8
Digital	802.8	768.2	720.3	679.1	652.9	623.6

Total cable television	1,652.2	1,638.1	1,616.3	1,584.5	1,582.7	1,572.4
Cable Internet access	965.1	933.0	898.9	853.9	827.9	792.0
Cable telephone service	691.6	636.4	573.8	503.7	448.7	397.8
Wireless telephone service	49.9	45.7	38.7	30.7	20.3	11.8

Monthly ARPU of Videotron up $11.00 (16.3%) to $78.37, compared with $67.37 in the same quarter of 2007.
Developments since end of 2007
•	On April 29, 2008, the Federal Court — Appeal Division overturned a decision made by the Federal Court on December 14, 2006 concerning Part II licence fees. The Federal Court — Trial Division had found that the fees were a form of taxation beyond the jurisdiction of the CRTC. The Company may therefore be required to pay these fees for 2007 and future years. The reduction of these fees, in respect of the Cable segment’s operating expenses, represents $17.0 million for the period of September 1, 2006 to March 31, 2008, including $2.8 million for the first quarter of 2008. To date, the CRTC has not publicly stated its position on the collection of Part II licence fees prior to the date of the Federal Court — Appeal Division ruling. Management is studying the ruling and will decide in the coming weeks whether to apply for leave to appeal to the Supreme Court of Canada.

•	Canada’s Auction for Spectrum Licenses for Advanced Wireless Services (3G) is scheduled to commence on May 27, 2008. Quebecor Media has qualified as a new market entrant and intends to focus in the 3G Spectrum Auction on those areas that it believes present attractive growth prospects for its service offering, based on an analysis of demographic, economic and other factors.

•	February 2008: Launch of two new Internet access services, Ultimate Speed Internet 30 and Ultimate Speed Internet 50, which support speeds of 30 megabits per second and 50 megabits per second. The two new very high-speed services make Videotron the first cable operator in North America to offer service of this speed on a cable network. Roll-out begins in Laval, Québec, targeting a potential market of 112,000 households.
Newspapers segment
Revenues up $47.1 million (21.4%) to $267.4 million.
•	Increase mainly reflects acquisition of Osprey Media ($50.1 million), closed in August 2007.

•	Excluding the impact of that acquisition, combined revenues from commercial printing and other sources increase 37.6%, circulation revenues decrease 9.1%, advertising revenues decrease 2.3%.

•	Revenues of the urban dailies decrease 4.1% in the first quarter of 2008; excluding the acquisition of Osprey Media, revenues of the community newspapers decrease 2.1%.

•	In the urban dailies group, the revenues of the free dailies increase 26.3% due to strong results posted by the Vancouver daily and the launch of free dailies in Calgary and Edmonton in February 2007.

Operating income up $11.3 million (32.8%) to $45.8 million.
•	Increase due primarily to:
•	impact of the acquisition of Osprey Media ($10.3 million);

•	lower newsprint costs;

•	favourable impact on the comparative numbers for the first quarter of 2008 of the charges recognized the first quarter of 2007 in connection with the labour dispute at Le Journal de Montréal;

•	$2.7 million favourable impact of charges related to Quebecor Media’s stock option plan.
     Partially offset by:
•	impact of the revenue decrease, on a comparable basis;
•	expenditures related to the start-up of Quebecor MediaPages and the launch of free dailies in Calgary and Edmonton.
•	Operating income from the dailies published in the Western provinces and Ontario increases 13.0% in the first quarter of 2008.

•	Despite the labour dispute at Le Journal de Québec, its operating income increases by 7.2% in the first quarter of 2008, compared with the same period of 2007.
Developments since end of 2007
•	Results of annual NADBank survey for 2007: Le Journal de Montréal remains the most widely read newspaper in the greater Montréal area with 1,137,000 readers per week, 39% more than its nearest rival.

•	February 2008: Quebecor Media acquires a controlling interest in Alex Media Services, a provider of flyer distribution services.
Broadcasting segment
Revenues up $13.2 million (14.1%) to $106.5 million.
•	Revenues from broadcasting operations increase $10.0 million, mainly because of:
•	higher advertising revenues at the TVA Network;

•	higher subscription revenues and advertising revenues at the specialty channels (Mystère, ARGENT, Prise 2, LCN, mentv, Mystery and Les idées de ma maison);

•	higher revenues at Shopping TVA and commercial production.
•	Distribution revenues increase $1.2 million, mainly because of television and video revenues.

•	Publishing revenues increase $1.4 million, primarily as a result of higher newsstand sales, advertising revenues and subscription revenues.
Operating income up $8.7 million to $11.4 million.
•	Operating income from broadcasting operations up $5.8 million, mainly because of:
•	impact of overall revenue growth at the TVA Network and the specialty channels;
Partially offset by:
•	effect of higher content costs at the over-the-air stations;

•	increases in some selling, advertising and promotion expenses.

•	Operating income from distribution shows favourable variance of $2.2 million caused mainly by:
•	costs related to a larger number of film releases in the first quarter of 2007 than the same quarter of 2008;

•	impact of the revenue increase.
•	Operating income from publishing operations increases by $0.6 million, mainly because of the impact of the revenue increase.
Developments since end of 2007
•	On April 29, 2008, the Federal Court — Appeal Division overturned a decision made by the Federal Court on December 14, 2006 concerning Part II licence fees. The Federal Court — Trial Division had found that the fees were a form of taxation beyond the jurisdiction of the CRTC. The Company may therefore be required to pay these fees for 2007 and future years. The reduction of these fees, in respect of the Broadcasting segment’s operating expenses, represents $5.0 million for the period of September 1, 2006 to March 31, 2008, including $0.7 million for the first quarter of 2008. To date, the CRTC has not publicly stated its position on the collection of Part II licence fees prior to the date of the Federal Court — Appeal Division ruling. Management is studying the ruling and will decide in the coming weeks whether to apply for leave to appeal to the Supreme Court of Canada.

•	March 31, 2008: TVA Group announces an offer to purchase for cancellation up to 2,000,000 of its participating Class B non-voting shares for $17.00 per share. The offer expires May 14, 2008.
Leisure and Entertainment segment
Revenues down $2.5 million (-3.8%) to $62.6 million.
•	7.5% decrease in revenues at Quebecor Media Book Group, due primarily to lower business volume in early 2008 than 2007 and decreased sales in the academic segment.

•	1.2% decrease in revenues at Archambault Group, mainly because of lower retail sales and fewer CDs released and distributed.
Operating loss of $1.6 million, compared with an operating loss of $0.2 million in the same quarter of 2007, due primarily to the impact of the revenue decreases.
Interactive Technologies and Communications segment
Revenues down $0.4 million (-1.9%) to $20.6 million.
•	Decrease mainly due to the impact of reduced business volume from governments, partially offset by higher revenues in Canada.
Operating loss of $0.7 million, compared with operating income of $0.5 million, an unfavourable variance of $1.2 million due primarily to one-time costs related to taking Nurun private, including an impact related to the stock option expense.
Developments since end of 2007
•	February 26, 2008: Quebecor Media acquires all outstanding Common Shares of Nurun it did not already hold at $4.75 per share, for a total cash consideration of $75.0 million. Following this transaction, Nurun becomes a wholly owned subsidiary of Quebecor Media and its shares are delisted from the Toronto Stock Exchange.

Internet/Portals segment
Revenues up $0.6 million (5.3%) to $12.0 million.
•	10.3% increase in revenues at general-interest portals, due primarily to higher advertising revenues.

•	2.2% increase in revenues at special-interest portals, primarily attributable to revenue growth at autonet.ca sites due essentially to the acquisition of ASL Ltd.
Operating income down $1.5 million (-88.2%) to $0.2 million, mainly because of the impact of costs of introducing of a new business development strategy and investment in new products.
Developments since end of 2007
•	March 2008: autonet.ca acquires ASL, one of Canada’s largest providers of Web services to car dealers.
Financing activities
•	April 15, 2008: Videotron issues US$455.0 million aggregate principal amount of Senior Notes. Videotron plans to use the proceeds to repay drawings on its senior secured credit facility and for general purposes.

•	April 8, 2008: Videotron amends its senior secured credit facility to increase commitments under the facility to $575.0 million and extend the maturity date to April 2012.
DEFINITIONS
Operating income
In its analysis of operating results, Quebecor Inc. defines operating income or loss, as reconciled to (net loss) net income under Canadian GAAP, as (net loss) net income before amortization, financial expenses, reserve for restructuring of operations, impairment of goodwill, (loss) gain on re-measurement of exchangeable debentures and of a portfolio investment, loss on debt refinancing, (loss) gain on sales of businesses and other assets, income taxes, dividends on Preferred Shares of a subsidiary, net of income tax, non-controlling interest and the results of discontinued operations. Operating income as defined above is not a measure of results that is consistent with Canadian GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Management believes that operating income is a meaningful measure of performance. The Company considers the media and printing segments as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media and Quebecor World. The Company’s management and Board of Directors use this measure in evaluating its consolidated results as well as results of the Company’s operating segments. This measure eliminates the significant level of non-cash depreciation of tangible assets and amortization of certain intangible assets, and is unaffected by the capital structure or investment activities of the Company and its segments. Operating income is also relevant because it is a significant component of the Company’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in the Company’s segments. The Company also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from operations. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income may not be the same as similarly titled measures reported by other companies. The table below reconciles Quebecor Media’s operating income with the closest Canadian GAAP measure.
Quebecor Media Inc.
Reconciliation of operating income with net income as disclosed in consolidated financial statements
(in millions of Canadian dollars)

	Three months
	ended March 31
	2008	2007

Operating income
Cable	$195.9	$149.0
Newspapers	45.8	34.5
Broadcasting	11.4	2.7
Leisure and Entertainment	(1.6)	(0.2)
Interactive Technologies and Communications	(0.7)	0.5
Internet/Portals	0.2	1.7
Head office	1.4	—

	252.4	188.2
Amortization	(78.1)	(69.9)
Financial expenses	(74.1)	(54.1)
Reserve for restructuring of operations	(1.6)	(7.0)
Other	0.3	1.0
Income tax	(39.7)	(17.5)
Non-controlling interest	(2.7)	—
Income from discontinued operations	2.3	0.5

Net income	$58.8	$41.2

Average Monthly Revenue per User
ARPU is an industry metric that Quebecor uses to measure its average cable, Internet and telephony revenues per month per basic cable customer. ARPU is not a measurement that is consistent with Canadian GAAP, and Quebecor’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. Quebecor Inc. calculates ARPU by dividing its combined cable television, Internet access and telephony revenues by the average number of its basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

REVENUES
Cable	$430.6	$358.8
Newspapers	267.4	220.3
Broadcasting	106.5	93.3
Leisure and Entertainment	62.6	65.1
Interactive Technologies and Communications	20.6	21.0
Internet/Portals	12.0	11.4
Head office and inter-segment	(22.6)	(18.8)

	877.1	751.1

Cost of sales and selling and administrative expenses	624.7	562.9
Amortization	78.1	69.9
Financial expenses	74.1	54.1
Reserve for restructuring of operations	1.6	7.0
Other	(0.3)	(1.0)

INCOME BEFORE INCOME TAXES	98.9	58.2
Income taxes:
Current	(1.1)	(2.0)
Future	40.8	19.5

	39.7	17.5

	59.2	40.7
Non-controlling interest	(2.7)	—

INCOME FROM CONTINUING OPERATIONS	56.5	40.7
Income from discontinued operations	2.3	0.5

NET INCOME	$58.8	$41.2

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Income before amortization, financial expenses, reserve for restructuring of operations and other

Cable	$195.9	$149.0
Newspapers	45.8	34.5
Broadcasting	11.4	2.7
Leisure and Entertainment	(1.6)	(0.2)
Interactive Technologies and Communications	(0.7)	0.5
Internet/Portals	0.2	1.7
General corporate expenses	1.4	—

	$252.4	$188.2

Amortization
Cable	$56.5	$54.0
Newspapers	14.7	9.4
Broadcasting	3.4	3.2
Leisure and Entertainment	1.8	2.0
Interactive Technologies and Communications	0.9	0.8
Internet/Portals	0.7	0.3
Head Office	0.1	0.2

	$78.1	$69.9

Additions to property, plant and equipment
Cable	$96.4	$88.3
Newspapers	34.0	17.2
Broadcasting	2.5	3.5
Leisure and Entertainment	1.4	0.2
Interactive Technologies and Communications	0.5	0.9
Internet/Portals	1.6	0.9
Head Office	—	0.1

	$136.4	$111.1

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Net income	$58.8	$41.2

Other comprehensive income
Unrealized gain (loss) on translation of net investments in foreign operations	2.3	(0.1)
Unrealized gain on derivative instruments, net of income taxes of $9.5 million in 2008 and including income taxes recovery of $0.3 million in 2007	17.6	9.1

	19.9	9.0

COMPREHENSIVE INCOME	$78.7	$50.2

CONSOLIDATED STATEMENTS OF DEFICIT
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Deficit at beginning of period	$2,528.7	$2,745.8

Net income	(58.8)	(41.2)

	2,469.9	2,704.6

Dividends	—	11.3

Deficit at end of period	$2,469.9	$2,715.9

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Cash flows related to operations
Income from continuing operations	$56.5	$40.7
Adjustments for:
Amortization of property, plant and equipment	72.5	67.5
Amortization of deferred charges and of other assets	5.6	2.4
Net loss (gain) on derivative instruments and on foreign currency translation of financial instruments	6.4	(2.2)
Amortization of deferred financing costs and long-term debt discount	2.0	1.0
Loss on revaluation of the Additional Amount payable	—	5.2
Non-controlling interest	2.7	—
Future income taxes	40.8	19.5
Other	0.5	(3.0)

	187.0	131.1
Net change in non-cash balances related to operations	(132.8)	(41.9)

Cash flows provided by continuing operations	54.2	89.2
Cash flows provided by discontinued operations	—	0.5

Cash flows provided by continuing operations	54.2	89.7

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(86.3)	(4.0)
Business disposals, net of cash and cash equivalents	1.2	—
Additions to property, plant and equipment	(136.4)	(111.1)
Proceeds from disposal of assets	0.2	2.5
Other	(7.6)	(0.1)

Cash flows used in investing activities	(228.9)	(112.7)

Cash flows related to financing activities
Net increase in bank indebtedness	37.5	1.1
Issuance of long-term debt, net of financing fees	0.5	8.3
Net borrowings under revolving bank facilities	140.3	35.7
Repayment of long-term debt	(8.4)	(5.3)
Dividends	—	(11.3)
Other	2.0	(0.8)

Cash flows provided by financing activities	171.9	27.7

Net (decrease) increase in cash and cash equivalents	(2.8)	4.7
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	0.4	—
Cash and cash equivalents at beginning of period	26.1	34.1

Cash and cash equivalents at end of period	$23.7	$38.8

Cash and cash equivalents consist of
Cash	$0.1	$3.4
Cash equivalents	23.6	35.4

	$23.7	$38.8

Cash interest payments	$57.6	$55.7
Cash income tax payments (net of refunds)	12.1	(2.1)

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	March 31	December 31

	2008	2007

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$23.7	$26.1
Temporary investments	0.2	0.2
Accounts receivable	466.6	496.0
Income taxes	7.3	10.5
Amounts receivable from parent company and companies under common control	4.5	1.9
Inventories and investments in televisual products and movies	154.9	169.0
Prepaid expenses	40.2	32.7
Future income taxes	116.9	153.6

	814.3	890.0

PROPERTY, PLANT AND EQUIPMENT	2,161.7	2,110.2
FUTURE INCOME TAXES	54.0	57.4
OTHER ASSETS	469.6	422.0
GOODWILL	4,136.9	4,081.3

	$7,636.5	$7,560.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank indebtedness	$53.9	$16.3
Accounts payable and accrued charges	590.6	756.0
Deferred revenue	209.2	202.7
Income taxes	7.1	19.2
Current portion of long-term debt	24.8	24.7

	885.6	1,018.9

LONG-TERM DEBT	3,276.9	3,002.8
DERIVATIVE FINANCIAL INSTRUMENTS	419.9	538.7
OTHER LIABILITIES	97.0	103.5
FUTURE INCOME TAXES	303.0	292.5
NON-CONTROLLING INTEREST	127.8	154.2

SHAREHOLDERS’ EQUITY
Capital stock	1,752.4	1,752.4
Contributed surplus	3,214.5	3,217.2
Deficit	(2,469.9)	(2,528.7)
Accumulated other comprehensive income	29.3	9.4

	2,526.3	2,450.3

	$7,636.5	$7,560.9

5

Supplementary Disclosure
Quarter / 3-Month Period
Ended March 31, 2008

Safe Harbor Act
Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact
Louis Morin, Vice President and Chief Financial Officer, at (514) 380-1912 or
Jean-François Pruneau, Treasurer, at (514) 380-4144
Investor.relations@Quebecor.com

QUEBECOR MEDIA INC.

Supplementary Disclosure
March 31, 2008
Debt Schedule

		(in millions)
Quebecor Media
Revolving Credit Facility due 2011 (Availability: $100)		$34.9
Export Financing due 2015		62.5
Term Loan A due 2011		99.5
Term Loan B due 2013		350.4
7 3/4% Senior Notes due 2016		1,208.5

		1,755.8

Videotron
Revolving Credit Facility due 2012 (Availability: $575)		224.8
6 7/8% Senior Notes due 2014		675.6
6 3/8% Senior Notes due 2015		179.0

		1,079.4

Sun Media
Revolving Credit Facility due 2012 (Availability: $70)		33.9
Term Loan C due 2012		39.1
7 5/8% Senior Notes due 2013		207.3

		280.3

Osprey Media
Revolving Credit Facility due 2011 (Availability: $65)		4.5
Term Loan due 2011		132.0

		136.5

TVA		59.5

Other		53.9

Total Quebecor Media		$3,365.4

Cross-Currency Derivative Instruments (FX Rate Differential) (1)		394.0

Cash-on-Hand
Quebecor Media		23.9
Videotron	—
Sun Media	—
Osprey Media	—
Quebecor Media Parent	$(6.0)
Other (subsidiaries not 100% owned)	29.9

		$23.9

(1)	Classified under “Derivative financial instruments” in Quebecor Media’s financial statements

/2

CABLE

Supplementary Disclosure
March 31, 2008
Operating Results

	2008	2007
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Homes Passed (‘000)	2,507	2,497	2,487	2,475	2,464
Basic Subscribers (‘000)	1,652	1,638	1,616	1,585	1,583
Basic Penetration	65.9%	65.6%	65.0%	64.0%	64.2%
Extended Tier Subscribers (‘000)	1,402	1,383	1,356	1,326	1,324
Extended Tier Penetration	84.9%	84.4%	83.9%	83.7%	83.6%
Digital Set-Top Boxes (‘000)	1,009	953	877	819	782
Digital Subscribers (‘000)	803	768	720	679	653
Digital Penetration	48.6%	46.9%	44.6%	42.8%	41.3%
Cable Internet Subscribers (‘000)	965	933	899	854	828
Cable Internet Penetration	58.4%	57.0%	55.6%	53.9%	52.3%
Cable Telephony Subscribers (‘000)	692	636	574	504	449
Cable Telephony Penetration	41.9%	38.8%	35.5%	31.8%	28.4%
Wireless Lines (‘000)	50	46	39	31	20

	1st Quarter			YTD
	2008	2007	VAR	2008	2007	VAR
(in millions)

Revenues	$430.6	$358.8	20.0%	$430.6	$358.8	20.0%
Cable Television	195.1	177.7	9.8%	195.1	177.7	9.8%
Internet	120.0	99.1	21.1%	120.0	99.1	21.1%
Telephony	71.9	42.2	70.4%	71.9	42.2	70.4%
Business Solution	17.8	17.5	1.7%	17.8	17.5	1.7%
Other	25.8	22.3	15.7%	25.8	22.3	15.7%

EBITDA	$195.9	$149.0	31.5%	$195.9	$149.0	31.5%
EBITDA Margin (%)	45.5%	41.5%		45.5%	41.5%

CAPEX (NCTA Standard Reporting Categories) Customer Premise Equipment	$25.4	$27.5		$25.4	$27.5
Scalable Infrastructure	23.6	23.9		23.6	23.9
Line Extensions	12.3	2.7		12.3	2.7
Upgrade / Rebuild	8.3	17.7		8.3	17.7
Support Capital	26.7	15.6		26.7	15.6

Total — NCTA Classification	$96.3	$87.4	10.2%	$96.3	$87.4	10.2%
Other	0.1	0.9		0.1	0.9

Total — Additions to PP&E	$96.4	$88.3	9.2%	$96.4	$88.3	9.2%

2-Way Capability	99%	99%		99%	99%
Cable Television ARPU	$39.52	$37.52		$39.52	$37.52
Total ARPU	$78.37	$67.37		$78.37	$67.37

/3

NEWSPAPERS

Supplementary Disclosure
March 31, 2008
Operating Results

	1st Quarter			YTD
	2008	2007	VAR	2008	2007	VAR

Linage (‘000)
Urban Dailies	39,717	40,964	-3.0%	39,717	40,964	-3.0%

(in millions)
Revenues	$267.4	$220.3	21.4%	$267.4	$220.3	21.4%
Advertising	203.0	169.6	19.7%	203.0	169.6	19.7%
Circulation	45.8	38.7	18.3%	45.8	38.7	18.3%
Other	18.6	12.0	55.0%	18.6	12.0	55.0%

Urban Dailies (1)	$154.5	$161.1	-4.1%	$154.5	$161.1	-4.1%
Community Newspapers (1)	64.2	65.6	-2.1%	64.2	65.6	-2.1%
Osprey Media	50.1	—	n.m.	50.1	—	n.m.

EBITDA	$45.8	$34.5	32.8%	$45.8	$34.5	32.8%
EBITDA Margin (%)	17.1%	15.7%		17.1%	15.7%

Change in Newsprint Expense (2)			-13.7%			-13.7%

(1)	Before eliminations

(2)	Including Osprey Media in 2007 for comparative purposes

/4

QUEBECOR MEDIA INC.

Supplementary Disclosure
March 31, 2008
Shares Held in Subsidiaries

	Number
	of Shares	%	%
	Owned	Equity	Voting

TVA	12,227,271	45.2%	99.9%

Canoë	651 (1)	92.5% (2)	100.0% (2)

(1)	Excluding 104 shares that are held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 104 shares that are held by TVA

/5

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
/s/ Claudine Tremblay
By:	Claudine Tremblay
Vice-President and Secretary
Date: May 6, 2008